UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)

Global Ship Lease, Inc.
(Name of Issuer)

Class A Common Shares, par value $0.01 per share
(Title of Class of Securities)

Y27183105
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 7, 2009
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. Y27183105
1	NAMES OF REPORTING PERSONS. Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,177,428 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,177,428 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,177,428 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. Y27183105
1	NAMES OF REPORTING PERSONS. Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,177,428 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,177,428 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,177,428 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. Y27183105
1	NAMES OF REPORTING PERSONS. Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,177,428 (See Items 5 and 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,177,428 (See Items 5 and 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,177,428 (See Items 5 and 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 6 to Schedule 13D ("Amendment No. 6 to Schedule 13D"), amends and restates Amendment No. 5 to Schedule 13D filed on July 28, 2009 by the Reporting Persons (as defined in Item 2, below), ("Amendment No. 5 to Schedule 13D"), relating to their beneficial ownership of the Class A common shares, par value $0.01 per share (the "Class A Common Shares"), of Global Ship Lease, Inc., a Marshall Islands corporation (the "Issuer").

   This Amendment No. 6 to Schedule 13D is being filed to report a material change in the number of Class A Common Shares beneficially owned or deemed to be beneficially owned by the Reporting Persons, as the case may be, and the percentage of class represented by such ownership since the filing of Amendment No. 5 to Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Global Ship Lease, Inc. The address of the Issuer’s principal executive offices is c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom. This Amendment No. 6 to Schedule 13D relates to the Issuer’s Class A Common Shares.

    Integrated Core Strategies (US) LLC also holds warrants to purchase the Issuer’s Class A Common Shares. Each warrant entitles the holder to purchase one of the Issuer’s Class A Common Shares at an exercise price of $6.00 per share ("Warrants"). The Warrants became exercisable on September 22, 2008, the date that the Issuer’s registration statement was declared effective by the Securities and Exchange Commission ("SEC"). The Warrants will expire on August 24, 2010, unless redeemed earlier by the Issuer.

Item 2.      Identity and Background.

   (a)-(c), (f).  This Amendment No. 6 to Schedule 13D is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies").

   Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies, and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   Israel A. Englander, a United States citizen ("Mr. Englander"), is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

   Integrated Core Strategies, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 6 to Schedule 13D.

   The business address for Integrated Core Strategies and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Millennium Management is 666 Fifth Avenue, New York, New York 10103.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. and certain related persons and entities, entered into settlements with the SEC and the Attorney General of the State of New York (the "NYAG"), relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction), but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   The amount of funds used to acquire the 97,870 Class A Common Shares and Warrants to purchase 4,079,558 Class A Common Shares was $737,940 and $5,303,425, respectively, calculated on an average cost basis (excluding brokerage commissions), by account. Integrated Core Strategies effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Integrated Core Strategies as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of this Amendment No. 6 to Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date this filing: Integrated Core Strategies is the beneficial owner of 4,177,428 Class A Common Shares (consisting of 97,870 Class A Common Shares and Warrants to purchase 4,079,558 Class A Common Shares).

   Millennium Management, as the general partner of the managing member of Integrated Core Strategies, may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   Mr. Englander, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

   Accordingly, as of the date of this filing, the Reporting Persons beneficially own or may be deemed to beneficially own, as the case may be, 4,177,428 Class A Common Shares or 8.3% of the Issuer’s Class A Common Shares. The calculation of the foregoing percentage is on the basis of 46,380,194 Class A Common Shares outstanding as of June 30, 2009, as per the Issuer’s Form 6-K dated August 10, 2009. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

   (b)  Integrated Core Strategies holds shared power to vote and dispose of the 4,177,428 Class A Common Shares described in (a) above. Millennium Management and Mr. Englander may be deemed to hold shared power to vote and to dispose of the 4,177,428 Class A Common Shares described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies.

   (c)  Transactions in the Issuer’s Class A Common Shares and Warrants since and including July 28, 2009, the date that Amendment No. 5 to Schedule 13D was filed with the SEC: Schedule A annexed hereto lists all transactions in the Issuer’s Class A Common Shares and Warrants by the Reporting Persons since and including July 28, 2009, the date that Amendment No. 5 to Schedule 13D was filed with the SEC. All such transactions were effected by Integrated Core Strategies in the open market.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Class A Common Shares reported in this Amendment No. 6 to Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with Integrated Core Strategies’ prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ accounts to the extent permitted by debit balances in such accounts. Integrated Core Strategies generally will not have any knowledge of the specific loans made by such prime brokers. In the ordinary course of business, Integrated Core Strategies (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. However, it should be noted that shares lent by Integrated Core Strategies’ prime brokers, may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Integrated Core Strategies.

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of August 10, 2009, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner By: /s/ David Nolan Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC By: /s/ David Nolan Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership of the Class A Common Shares, par value $0.01 per share, of Global Ship Lease, Inc., a Marshall Islands corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: August 10, 2009

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its managing member By: Millennium Management LLC, its general partner By: /s/ David Nolan Name: David Nolan Title: Co-President
MILLENNIUM MANAGEMENT LLC By: /s/ David Nolan Name: David Nolan Title: Co-President
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

Schedule A

Transactions in the Issuer’s Class A Common Shares and Warrants since and including July 28, 2009, the date that Amendment No. 5 to Schedule 13D was filed with the SEC:

Date of Transaction	Class of Securities	Quantity Purchased (Sold)	Price Per Share $
7/28/2009	Class A Common Shares	(10,000)	1.18
7/28/2009	Class A Common Shares	(600)	1.18
7/28/2009	Class A Common Shares	(600)	1.18
7/28/2009	Class A Common Shares	(400)	1.18
7/28/2009	Class A Common Shares	(100)	1.18
7/28/2009	Class A Common Shares	(100)	1.18
7/30/2009	Class A Common Shares	(7,300)	1.24
7/30/2009	Class A Common Shares	(7,000)	1.24
7/30/2009	Class A Common Shares	(3,000)	1.24
7/30/2009	Class A Common Shares	(3,000)	1.24
7/30/2009	Class A Common Shares	(2,100)	1.24
7/30/2009	Class A Common Shares	(2,020)	1.24
7/30/2009	Class A Common Shares	(1,600)	1.24
7/30/2009	Class A Common Shares	(1,100)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(1,000)	1.24
7/30/2009	Class A Common Shares	(950)	1.24
7/30/2009	Class A Common Shares	(900)	1.24
7/30/2009	Class A Common Shares	(900)	1.24
7/30/2009	Class A Common Shares	(900)	1.24
7/30/2009	Class A Common Shares	(900)	1.24
7/30/2009	Class A Common Shares	(800)	1.24
7/30/2009	Class A Common Shares	(800)	1.24
7/30/2009	Class A Common Shares	(700)	1.24
7/30/2009	Class A Common Shares	(600)	1.24
7/30/2009	Class A Common Shares	(600)	1.24
7/30/2009	Class A Common Shares	(600)	1.24
7/30/2009	Class A Common Shares	(500)	1.24
7/30/2009	Class A Common Shares	(500)	1.24
7/30/2009	Class A Common Shares	(500)	1.24
7/30/2009	Class A Common Shares	(500)	1.24
7/30/2009	Class A Common Shares	(400)	1.24
7/30/2009	Class A Common Shares	(400)	1.24
7/30/2009	Class A Common Shares	(400)	1.24
7/30/2009	Class A Common Shares	(400)	1.24
7/30/2009	Class A Common Shares	(400)	1.24
7/30/2009	Class A Common Shares	(300)	1.24
7/30/2009	Class A Common Shares	(300)	1.24
7/30/2009	Class A Common Shares	(300)	1.24
7/30/2009	Class A Common Shares	(300)	1.24
7/30/2009	Class A Common Shares	(230)	1.24
7/30/2009	Class A Common Shares	(200)	1.24
7/30/2009	Class A Common Shares	(200)	1.24
7/30/2009	Class A Common Shares	(200)	1.24
7/30/2009	Class A Common Shares	(200)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/30/2009	Class A Common Shares	(100)	1.24
7/31/2009	Class A Common Shares	(21,600)	1.35
7/31/2009	Class A Common Shares	(20,000)	1.35
7/31/2009	Class A Common Shares	(10,000)	1.34
7/31/2009	Class A Common Shares	(7,734)	1.28
7/31/2009	Class A Common Shares	(5,800)	1.34
7/31/2009	Class A Common Shares	(5,600)	1.34
7/31/2009	Class A Common Shares	(4,200)	1.34
7/31/2009	Class A Common Shares	(4,000)	1.27
7/31/2009	Class A Common Shares	(2,900)	1.27
7/31/2009	Class A Common Shares	(2,500)	1.35
7/31/2009	Class A Common Shares	(2,307)	1.34
7/31/2009	Class A Common Shares	(2,000)	1.27
7/31/2009	Class A Common Shares	(2,000)	1.34
7/31/2009	Class A Common Shares	(2,000)	1.34
7/31/2009	Class A Common Shares	(1,500)	1.34
7/31/2009	Class A Common Shares	(1,500)	1.34
7/31/2009	Class A Common Shares	(1,500)	1.35
7/31/2009	Class A Common Shares	(1,300)	1.35
7/31/2009	Class A Common Shares	(1,293)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.27
7/31/2009	Class A Common Shares	(1,000)	1.28
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.34
7/31/2009	Class A Common Shares	(1,000)	1.35
7/31/2009	Class A Common Shares	(1,000)	1.35
7/31/2009	Class A Common Shares	(900)	1.34
7/31/2009	Class A Common Shares	(900)	1.34
7/31/2009	Class A Common Shares	(800)	1.27
7/31/2009	Class A Common Shares	(800)	1.34
7/31/2009	Class A Common Shares	(793)	1.34
7/31/2009	Class A Common Shares	(700)	1.34
7/31/2009	Class A Common Shares	(634)	1.28
7/31/2009	Class A Common Shares	(500)	1.34
7/31/2009	Class A Common Shares	(500)	1.34
7/31/2009	Class A Common Shares	(500)	1.35
7/31/2009	Class A Common Shares	(400)	1.34
7/31/2009	Class A Common Shares	(400)	1.35
7/31/2009	Class A Common Shares	(300)	1.34
7/31/2009	Class A Common Shares	(300)	1.34
7/31/2009	Class A Common Shares	(266)	1.28
7/31/2009	Class A Common Shares	(207)	1.34
7/31/2009	Class A Common Shares	(200)	1.27
7/31/2009	Class A Common Shares	(200)	1.34
7/31/2009	Class A Common Shares	(166)	1.28
7/31/2009	Class A Common Shares	(100)	1.27
7/31/2009	Class A Common Shares	(100)	1.27
7/31/2009	Class A Common Shares	(100)	1.28
7/31/2009	Class A Common Shares	(100)	1.28
7/31/2009	Class A Common Shares	(100)	1.34
7/31/2009	Class A Common Shares	(100)	1.34
7/31/2009	Class A Common Shares	(100)	1.34
7/31/2009	Class A Common Shares	(100)	1.35
7/31/2009	Class A Common Shares	(100)	1.35
7/31/2009	Class A Common Shares	(5)	1.27
8/3/2009	Class A Common Shares	(12,400)	1.6
8/3/2009	Class A Common Shares	(7,000)	1.6
8/3/2009	Class A Common Shares	(5,806)	1.58
8/3/2009	Class A Common Shares	(4,000)	1.58
8/3/2009	Class A Common Shares	(3,300)	1.58
8/3/2009	Class A Common Shares	(3,257)	1.58
8/3/2009	Class A Common Shares	(2,937)	1.58
8/3/2009	Class A Common Shares	(2,000)	1.58
8/3/2009	Class A Common Shares	(1,000)	1.58
8/3/2009	Class A Common Shares	(1,000)	1.58
8/3/2009	Class A Common Shares	(1,000)	1.6
8/3/2009	Class A Common Shares	(1,000)	1.6
8/3/2009	Class A Common Shares	(1,000)	1.6
8/3/2009	Class A Common Shares	(1,000)	1.6
8/3/2009	Class A Common Shares	(800)	1.58
8/3/2009	Class A Common Shares	(800)	1.6
8/3/2009	Class A Common Shares	(700)	1.58
8/3/2009	Class A Common Shares	(544)	1.6
8/3/2009	Class A Common Shares	(500)	1.6
8/3/2009	Class A Common Shares	(400)	1.6
8/3/2009	Class A Common Shares	(400)	1.6
8/3/2009	Class A Common Shares	(356)	1.6
8/3/2009	Class A Common Shares	(300)	1.6
8/3/2009	Class A Common Shares	(200)	1.6
8/3/2009	Class A Common Shares	(100)	1.58
8/3/2009	Class A Common Shares	(100)	1.58
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(100)	1.6
8/3/2009	Class A Common Shares	(56)	1.6
8/4/2009	Class A Common Shares	(9,100)	1.54
8/4/2009	Class A Common Shares	(4,000)	1.54
8/4/2009	Class A Common Shares	(3,800)	1.54
8/4/2009	Class A Common Shares	(2,700)	1.54
8/4/2009	Class A Common Shares	(1,700)	1.54
8/4/2009	Class A Common Shares	(1,400)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(1,000)	1.54
8/4/2009	Class A Common Shares	(900)	1.54
8/4/2009	Class A Common Shares	(900)	1.54
8/4/2009	Class A Common Shares	(900)	1.54
8/4/2009	Class A Common Shares	(900)	1.54
8/4/2009	Class A Common Shares	(898)	1.54
8/4/2009	Class A Common Shares	(800)	1.54
8/4/2009	Class A Common Shares	(800)	1.54
8/4/2009	Class A Common Shares	(700)	1.54
8/4/2009	Class A Common Shares	(700)	1.54
8/4/2009	Class A Common Shares	(684)	1.54
8/4/2009	Class A Common Shares	(650)	1.54
8/4/2009	Class A Common Shares	(600)	1.54
8/4/2009	Class A Common Shares	(600)	1.54
8/4/2009	Class A Common Shares	(600)	1.54
8/4/2009	Class A Common Shares	(600)	1.54
8/4/2009	Class A Common Shares	(500)	1.54
8/4/2009	Class A Common Shares	(500)	1.54
8/4/2009	Class A Common Shares	(500)	1.54
8/4/2009	Class A Common Shares	(400)	1.54
8/4/2009	Class A Common Shares	(400)	1.54
8/4/2009	Class A Common Shares	(400)	1.54
8/4/2009	Class A Common Shares	(400)	1.54
8/4/2009	Class A Common Shares	(350)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.54
8/4/2009	Class A Common Shares	(300)	1.55
8/4/2009	Class A Common Shares	(250)	1.54
8/4/2009	Class A Common Shares	(218)	1.54
8/4/2009	Class A Common Shares	(200)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(100)	1.54
8/4/2009	Class A Common Shares	(50)	1.54
8/5/2009	Warrants	(27,100)	0.09
8/5/2009	Warrants	(10,000)	0.09
8/5/2009	Warrants	(1,000)	0.09
8/5/2009	Warrants	(1,000)	0.09
8/5/2009	Warrants	(1,000)	0.09
8/5/2009	Warrants	(1,000)	0.09
8/5/2009	Warrants	(1,000)	0.09
8/5/2009	Warrants	(900)	0.09
8/5/2009	Warrants	(800)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(100)	0.09
8/5/2009	Warrants	(60)	0.09
8/5/2009	Class A Common Shares	(13,800)	1.51
8/5/2009	Class A Common Shares	(11,800)	1.51
8/5/2009	Class A Common Shares	(5,200)	1.51
8/5/2009	Class A Common Shares	(3,600)	1.51
8/5/2009	Class A Common Shares	(2,000)	1.51
8/5/2009	Class A Common Shares	(1,700)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.51
8/5/2009	Class A Common Shares	(1,000)	1.52
8/5/2009	Class A Common Shares	(500)	1.51
8/5/2009	Class A Common Shares	(400)	1.51
8/5/2009	Class A Common Shares	(300)	1.51
8/5/2009	Class A Common Shares	(300)	1.52
8/5/2009	Class A Common Shares	(200)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/5/2009	Class A Common Shares	(100)	1.51
8/6/2009	Class A Common Shares	(9,000)	1.43
8/6/2009	Class A Common Shares	(1,200)	1.44
8/6/2009	Class A Common Shares	(900)	1.43
8/6/2009	Class A Common Shares	(600)	1.42
8/6/2009	Class A Common Shares	(100)	1.43
8/7/2009	Class A Common Shares	(18,900)	1.4
8/7/2009	Class A Common Shares	(3,700)	1.4
8/7/2009	Class A Common Shares	(2,949)	1.4
8/7/2009	Class A Common Shares	(2,900)	1.4
8/7/2009	Class A Common Shares	(2,281)	1.4
8/7/2009	Class A Common Shares	(1,400)	1.4
8/7/2009	Class A Common Shares	(1,100)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.4
8/7/2009	Class A Common Shares	(1,000)	1.45
8/7/2009	Class A Common Shares	(1,000)	1.45
8/7/2009	Class A Common Shares	(900)	1.45
8/7/2009	Class A Common Shares	(900)	1.45
8/7/2009	Class A Common Shares	(900)	1.45
8/7/2009	Class A Common Shares	(800)	1.4
8/7/2009	Class A Common Shares	(800)	1.4
8/7/2009	Class A Common Shares	(800)	1.45
8/7/2009	Class A Common Shares	(751)	1.4
8/7/2009	Class A Common Shares	(700)	1.4
8/7/2009	Class A Common Shares	(700)	1.4
8/7/2009	Class A Common Shares	(700)	1.4
8/7/2009	Class A Common Shares	(570)	1.4
8/7/2009	Class A Common Shares	(500)	1.4
8/7/2009	Class A Common Shares	(430)	1.4
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(400)	1.45
8/7/2009	Class A Common Shares	(370)	1.4
8/7/2009	Class A Common Shares	(300)	1.4
8/7/2009	Class A Common Shares	(300)	1.4
8/7/2009	Class A Common Shares	(300)	1.4
8/7/2009	Class A Common Shares	(300)	1.4
8/7/2009	Class A Common Shares	(300)	1.45
8/7/2009	Class A Common Shares	(249)	1.4
8/7/2009	Class A Common Shares	(200)	1.4
8/7/2009	Class A Common Shares	(200)	1.4
8/7/2009	Class A Common Shares	(200)	1.4
8/7/2009	Class A Common Shares	(200)	1.4
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(200)	1.45
8/7/2009	Class A Common Shares	(100)	1.4
8/7/2009	Class A Common Shares	(100)	1.4
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/7/2009	Class A Common Shares	(100)	1.45
8/10/2009	Class A Common Shares	(18,822)	1.55
8/10/2009	Class A Common Shares	(5,300)	1.55
8/10/2009	Class A Common Shares	(3,500)	1.55
8/10/2009	Class A Common Shares	(1,400)	1.55
8/10/2009	Class A Common Shares	(1,100)	1.55
8/10/2009	Class A Common Shares	(1,000)	1.52
8/10/2009	Class A Common Shares	(1,000)	1.53
8/10/2009	Class A Common Shares	(1,000)	1.55
8/10/2009	Class A Common Shares	(1,000)	1.55
8/10/2009	Class A Common Shares	(900)	1.53
8/10/2009	Class A Common Shares	(900)	1.53
8/10/2009	Class A Common Shares	(900)	1.55
8/10/2009	Class A Common Shares	(900)	1.55
8/10/2009	Class A Common Shares	(800)	1.55
8/10/2009	Class A Common Shares	(700)	1.55
8/10/2009	Class A Common Shares	(600)	1.55
8/10/2009	Class A Common Shares	(400)	1.55
8/10/2009	Class A Common Shares	(300)	1.55
8/10/2009	Class A Common Shares	(300)	1.55
8/10/2009	Class A Common Shares	(180)	1.55
8/10/2009	Class A Common Shares	(100)	1.53
8/10/2009	Class A Common Shares	(100)	1.53
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.55
8/10/2009	Class A Common Shares	(100)	1.56
8/10/2009	Class A Common Shares	(32)	1.55